TO: SECURITIES EXCHANGE COMMISSION

82-34

AS Release

06012839

Santos

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2006 APR 26 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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26 April 2006

Santos continues building its position in south-east Asia

Santos today announced its first entry into Vietnam with an agreement to farm in to offshore exploration acreage operated by UK-based Premier Oil.

Under the agreement, Santos will hold a 37.5% interest in Blocks 12E and 12W Production Sharing Contracts after funding a proportion of the costs of a two-well drilling program. The blocks cover approximately 5,160 square kilometres in the Nam Con Son Basin, offshore southern Vietnam.

The two-well drilling work program includes the Dua-4X well and the 12-CS-1X Blackbird well in Block 12E. The first well, Dua-4X, is scheduled to commence drilling in early May 2006 immediately followed by Blackbird.

Santos' move into Vietnam is in line with the Company's strategy to diversify its international operations through a focus on material positions in proven hydrocarbon basins. The Company is also currently assessing other opportunities to increase its exposure in Vietnam.

"This is an important step for Santos as we continue to broaden and build our international exploration interests," Santos Managing Director, Mr John Ellice-Flint, said today.

"The Nam Con Son Basin is a proven hydrocarbon province and we are pleased to be teaming up with an established operator with excellent regional experience," he said.

"The drilling program will commence immediately. Importantly the targets are close to production facilities and in shallow water which will help shorten the development cycle-time in the event of a discovery."

The interests in Blocks 12E and 12W are:

	Post farm-in	Pre farm-in
Santos International Holdings Pty Ltd	37.5%	-
Premier Oil PLC (operator)	37.5%	75%
Delek Energy	25%	25%

PROCESSED
APR 26 2006

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Vietnam


Cambodia
Vietnam
0
300
kilometres
Blackbird
Dua
12W
12E
Kakap PSC
Malaysia
Brunei
Malaysia
Singapore
Indonesia
Indonesia

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